FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                         For the month of September 2003

                           HOLMES FINANCING (No 1) PLC
                             HOLMES FUNDING LIMITED
                             HOLMES TRUSTEES LIMITED

                 (Translation of registrant's name into English)

                 Abbey National House, 2 Triton Square, Regent's
                         Place, London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F ...X...                      Form 40-F .......

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes ......                             No ...X...

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated


Mortgage Asset Analysis

Analysis of Mortgage Trust Movements
                                    ---------------------------------
                                             Current Period
                                    ---------------------------------
                                         Number          (pound)000's
                                    ---------------------------------
Brought Forward                              360,603      23,912,857
Replenishment                                 17,954       1,375,049
Repurchased                                   (8,671)       (656,811)
Redemptions                                   (9,682)       (635,726)
Losses                                           (18)             (9)
Capitalised Interest                               0           1,482
Other Movements                                    0               1
                                    ---------------------------------
Carried Forward                              360,186      23,996,843
                                    =================================





                                    ---------------------------------
                                               Cumulative
                                    ---------------------------------
                                         Number          (pound)000's
                                    ---------------------------------
Brought Forward                              115,191       6,399,214
Replenishment                                605,197      43,237,239
Repurchased                                 (163,906)    (11,478,312)
Redemptions                                 (196,013)    (14,171,482)
Losses                                          (283)           (653)
Capitalised Interest                               0          10,837
Other Movements                                    0               0
                                    ---------------------------------

Carried Forward                              360,186      23,996,843
                                    =================================

                                    Period CPR      Annualised CPR
                                    ---------------------------------
  1 Month                                      5.39%          85.47% **(including
                                    ---------------------------------
  3 Month                                     15.42%          78.88%   redemptions and
                                    ---------------------------------
12 Month                                      62.70%          62.70%   repurchases)
                                    ---------------------------------

** The annualised CPR's are expressed as a percentage of the outstanding balance at the end of the period

Asset Profiles
                                    -----------------
Weighted Average Seasoning                     35.04 months
                                    -----------------
Weighted Average Loan size          (pound)66,623.48
                                    -----------------
Weighted Average LTV                          76.25% *** (see below)
                                    -----------------
Weighted Average Remaining Term                18.80 Years
                                    -----------------

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated


                                  --------------------------------------
Product Type Analysis             (pound)000's               %
---------------------             --------------------------------------
Variable Rate                               9,740,319            40.59%
Fixed Rate                                  4,386,623            18.28%
Tracker Rate                                9,869,902            41.13%
                                  --------------------------------------
                                           23,996,843           100.00%
                                  ======================================

As at 8th August 2003 approximately 7% of the loans were flexible loans

Mortgage Standard Variable Rate
-------------------------------

                    Effective Date               Rate
                    --------------               ----
                    01 August 2003              5.54%
                     01 March 2003              5.79%
                  01 November 2002              5.94%


Geographic Analysis
-------------------------------------------------------------------------------
Region                                Number       (pound)000's             %
-------------------------------------------------------------------------------
East Anglia                           14,103           860,039           3.58%
East Midlands                         19,158         1,082,149           4.51%
Greater London                        61,361         5,305,511          22.11%
North                                 15,154           734,469           3.06%
North West                            41,366         2,143,088           8.93%
Scotland                              20,026         1,068,792           4.45%
South East                            94,348         7,494,772          31.23%
South West                            28,054         1,826,831           7.61%
Wales                                 18,214           898,467           3.74%
West Midlands                         24,708         1,401,484           5.84%
Yorkshire and Humberside              22,708         1,120,596           4.67%
Unknown                                  986            60,645           0.25%
-------------------------------------------------------------------------------
Total                                360,186        23,996,843         100.00%
----------------------------------=============================================

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated


Original LTV Bands
------------------

                          ------------------------------------------------------
Range                           Number     (pound)000's              %
                          ------------------------------------------------------
0.00 - 25.00                           7,306          295,168             1.23%
25.01 - 50.00                         43,899        2,415,409            10.07%
50.01 - 75.00                        104,361        7,451,134            31.05%
75.01 - 80.00                         19,579        1,439,065             6.00%
80.01 - 85.00                         25,271        1,916,905             7.99%
85.01 - 90.00                         53,449        4,123,775            17.18%
90.01 - 95.00                        106,321        6,355,387            26.48%
                          ------------------------------------------------------
Total                                360,186       23,996,843           100.00%
                          ======================================================

*** The balance is the current outstanding balance on the account including accrued interest. The LTV is that at origination and excludes any capitalised high loan to value fees, valuation fees or booking fees.


Arrears
-------
                            ---------------------------------------------------
Band                          Number       Principal     Overdue           %
                            ---------------------------------------------------
Current                      349,561    23,354,832       (2,958)        97.35%
1.00 - 1.99 months             6,579       394,027         2,992         1.64%
2.00 - 2.99 months             1,748       106,644         1,492         0.44%
3.00 - 3.99 months               904        55,164         1,129         0.23%
4.00 - 4.99 months               467        27,967           725         0.12%
5.00 - 5.99 months               300        18,090           600         0.08%
6.00 -11.99 months               508        28,661         1,349         0.12%
12 months and over                58         3,107           290         0.01%
Properties in Possession          61         2,516           216         0.01%
                            ---------------------------------------------------
Total                        360,186    23,991,008         5,835       100.00%
                            ===================================================

Definition of Arrears
---------------------
This arrears multiplier is calculated as the arrears amount ( which is the difference between the expected monthly repayments and the amount that has actually been paid, i.e. a total of under and/or over payments ) divided by the monthly amount repayable. It is recalculated every time the arrears amount changes, i.e. on the date when a payment is due.

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated


Movement in Shares of Trust
---------------------------
                                 Funding          Seller
                                 ------------------------------------
                                      (pound)000's            (pound)000's
                                 ------------------------------------
Balance Brought Forward                 14,060,028         9,852,829
Replenishment of Assets                          0         1,375,049
Acquisition by Funding                           0                 0
Distribution of Principal
Receipts                                         0        (1,292,536)
Allocation of Losses                            (5)               (4)
Share of Capitalised Interest                  872               610
Payment Re Capitalised Interest               (872)              872
                                 ------------------------------------
Balance Carried Forward                 14,060,023         9,936,820
                                 ====================================

                                 ------------------------------------
Carried Forward Percentage               58.59114%         41.40886%
                                 ====================================

                                 ------------------------------------
Minimum Seller Share                       959,874             4.00%
                                 ------------------------------------

Cash Accumulation Ledger
                                 ------------------
                                      (pound)000's
                                 ------------------
Brought Forward                            896,655
                                 ------------------
Additional Amounts Accumulated                   5
Payment of Notes                                 0
                                 ------------------
Carried Forward                            896,660
                                 ==================

                                 ------------------
Target Balance                             896,646 payable on 15th October 2003
                                 ------------------

Liquidity Facilities             Drawn(pound)000's     Undrawn(pound)000's
--------------------
                                 ------------------------------------
Holmes Funding                            (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 1                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 2                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 3                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 4                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 5                        (pound)0     (pound)25,000
                                 ------------------------------------
Holmes Financing 6                        (pound)0     (pound)25,000
                                 ------------------------------------

Excess Spread
                                 ------------------
Quarter to 15/07/03                        0.4620%
                                 ------------------
Quarter to 15/04/03                        0.6113%
                                 ------------------
Quarter to 15/01/03                        0.5960%
                                 ------------------
Quarter to 15/10/02                        0.5892%
                                 ------------------

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated


                                  -------------------------------------------
Reserve Funds                          First Reserve   Second Reserve
                                  -------------------------------------------
Balance as at 15/07/2003          (pound)229,932,855.00 (pound) 56,890,739.99
                                  -------------------------------------------
Required Amount as at 15/07/2003  (pound)350,000,000.00 (pound)160,929,823.00
                                  -------------------------------------------
Percentage of Notes                               1.63%                 0.40%
                                  -------------------------------------------

Properties in Possession

Stock
                                   -----------------------------------
                                             Current Period
                                   -----------------------------------
                                        Number           (pound)000's
                                   -----------------------------------
Brought Forward                                   66            3,217
                                   -----------------------------------
Repossessed in Period                             14              935
                                   -----------------------------------
Sold in Period                                   (19)          (1,420)
                                   -----------------------------------
Carried Forward                                   61            2,732
                                   ===================================

                                   -----------------------------------
                                               Cumulative
                                   -----------------------------------
                                        Number           (pound)000's
                                   -----------------------------------
Repossessed to date                              365           18,348
Sold to date                                    (304)         (15,616)
                                   -----------------------------------
Carried Forward                                   61            2,732
                                   ===================================

Repossession Sales Information
                                   ------------------
Average time Possession to Sale                   79 Days
                                   ------------------
Average arrears at time of Sale         (pound)3,163
                                   ------------------

MIG Claim Status
                                   -----------------------------------
                                        Number           (pound)000's
                                   -----------------------------------
MIG Claims made                                  165            1,239
                                   -----------------------------------
MIG Claims outstanding                             7               76
                                   -----------------------------------

                                   ------------------
Average time claim to payment                     35
                                   ------------------

Trigger Events
--------------
There has been no debit to the AAA Principal Deficiency Ledger
The Seller has not suffered an Insolvency Event
The Seller is still the Servicer
The Outstanding Principal balance is in excess of (pound)21 billion

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated


Retired Class A Notes
---------------------

------------------------------------------------------------------------------------------------------------------------------------
       Date Retired        Holmes 1        Holmes 2        Holmes 3         Holmes 4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------

               02Q3               -             703               -                -             352               -               -

               02Q4               -               -               -                -             352               -               -

               03Q1               -               -             750                -               -               -               -

               03Q2               -               -               -                -               -               -               -

               03Q3             600               -               -                -               -             481               -
------------------------------------------------------------------------------------------------------------------------------------

Outstanding Class A Notes

------------------------------------------------------------------------------------------------------------------------------------
Expected Redemption        Holmes 1        Holmes 2        Holmes 3         Holmes 4        Holmes 5        Holmes 6        Holmes 7
------------------------------------------------------------------------------------------------------------------------------------

               03Q3               -               -               -                -               -               -               -

               03Q4               -             176               -              191               -             481               -

               04Q1               -             176               -              191               -               -             241

               04Q2               -             176               -              191               -               -             241

               04Q3               -             176               -              191               -               -               -

               04Q4               -               -               -                -             698               -               -

               05Q1               -               -             750                -               -               -               -

               05Q2               -               -               -                -               -             801               -

               05Q3             650               -               -                -               -               -               -

               05Q4               -             125               -                -               -               -               -

               06Q1               -             125               -                -               -               -             803

               06Q2               -             125               -                -               -               -               -

               06Q3               -             125             500            1,340               -               -               -

               06Q4               -               -               -              350             875               -               -

               07Q1               -               -               -                -               -               -             161

               07Q2               -               -               -                -               -             634             161

               07Q3             575               -               -                -               -               -               -

               07Q4               -             300               -                -               -             770               -

               08Q1               -               -               -                -               -               -               -

               08Q2               -               -               -                -               -             500             592

               08Q3               -               -               -                -               -               -               -

               08Q4               -               -               -                -               -               -               -

               09Q1               -               -               -                -               -               -               -

               09Q2               -               -               -                -               -               -               -

               09Q3               -               -               -                -               -               -               -

               09Q4               -               -               -                -               -               -               -

               10Q1               -               -               -                -               -               -               -

               10Q2               -               -               -                -               -               -               -

               10Q3             250               -               -                -               -               -               -

               10Q4               -               -               -                -               -               -               -
------------------------------------------------------------------------------------------------------------------------------------

                            Holmes Financing No 1 plc
      Periodic Report re Holmes Trustees Limited and Holmes Funding Limited
                 For Period 09 August 2003 to 08 September 2003

All values are in thousands of pounds sterling unless otherwise stated


                               [GRAPHIC OMITTED]

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     HOLMES FINANCING (No 1) PLC



         Dated: 18 September, 2003                   By /s/ Natalie Weedon
                                                     (Authorised Signatory)